UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Covisint Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

22357R 10 3

(CUSIP Number)

John Fichthorn

BR DIALECTIC CAPITAL MANAGEMENT, LLC

119 Rowayton Avenue, 2nd Floor

Norwalk, Connecticut 06853

(212) 230-3232

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 13, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

Dialectic Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		292,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

292,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

292,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

Dialectic Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,096,800
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,096,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,096,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

Dialectic Antithesis Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,311,200
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,311,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,311,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

BR Dialectic Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,700,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IA, OO

5

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

Dialectic Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,700,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

Dialectic Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

John Fichthorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,700,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 22357R 10 3

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

On April 13, 2017, Dialectic Capital Management, LP (“Dialectic Capital”) assigned its rights to serve as the investment manager to each of the Funds (as defined below) under certain investment management agreements with such Funds to BR Dialectic Capital Management, LLC (the “Internal Restructuring”). Also on April 13, 2017, Dialectic Capital, LLC, sold its general partner interest in each of the Funds to BR Dialectic Capital Management, LLC. Pending the closing of such sale on May 1, 2017, BR Dialectic Capital Management, LLC will replace Dialectic Capital, LLC as the general partner to each of the Funds. Accordingly, this Amendment No. 4 constitutes an “exit filing” with respect to Dialectic Capital, which no longer beneficially owns any Shares. In addition, BR Dialectic Capital Management, LLC, which may be deemed to beneficially own more than 5% of the outstanding Shares, is being added as a “Reporting Person” to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 2.	Identity and Background.

As a result of the Internal Restructuring, effective immediately upon the filing of this Amendment No. 4, Dialectic Capital will cease to be a Reporting Person and Items 2(a) - (c) are amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Dialectic Capital Partners, LP, a Delaware limited partnership (“Dialectic Capital Partners”), with respect to the Shares directly and beneficially owned by it;
(ii)	Dialectic Offshore, Ltd, a Cayman Islands exempted company (“DOF”), with respect to the Shares directly and beneficially owned by it;
(iii)	Dialectic Antithesis Partners, LP, a Delaware limited partnership (“DAP” and together with Dialectic Capital Partners and DOF, the “Funds”), with respect to the Shares directly and beneficially owned by it;
(iv)	BR Dialectic Capital Management, LLC, a Delaware limited liability company (“BR Dialectic Capital”), as the investment manager to each of the Funds;
(v)	Dialectic Capital, LLC, a Delaware limited liability company (“Dialectic GP”), as the general partner to each of the Funds; and
(vi)	John Fichthorn, as Head of Alternative Investments for BR Dialectic Capital.

(b)       The principal business address of each of the Funds, BR Dialectic Capital, Dialectic GP and Mr. Fichthorn is 119 Rowayton Avenue, 2nd Floor, Norwalk, Connecticut 06853. The officers and directors of DOF and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

9

CUSIP NO. 22357R 10 3

(c)       The principal business of each of the Funds is investing in securities. The principal business of BR Dialectic Capital is serving as the investment manager to each of the Funds. The principal business of Dialectic GP is serving as the general partner to each of the Funds. The principal occupation of Mr. Fichthorn is serving as Head of Alternative Investments for BR Dialectic Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased for the accounts of each of the Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 292,000 Shares beneficially owned by Dialectic Capital Partners is approximately $616,793, including brokerage commissions.  The aggregate purchase price of the 1,096,800 Shares beneficially owned by DOF is approximately $2,259,714, including brokerage commissions. The aggregate purchase price of the 1,311,200 Shares beneficially owned by DAP is approximately $2,645,448, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,865,897 Shares outstanding, as of February 7, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2017.

A.	Dialectic Capital Partners
(a)	As of the close of business on April 19, 2017, Dialectic Capital Partners beneficially owned 292,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 292,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 292,000

(c)	The transactions in the Shares by Dialectic Capital Partners since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
10

CUSIP NO. 22357R 10 3

B.	DOF
(a)	As of the close of business on April 19, 2017, DOF beneficially owned 1,096,800 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,096,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,096,800

(c)	The transactions in the Shares by DOF since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
C.	DAP
(a)	As of the close of business on April 19, 2017, DAP beneficially owned 1,311,200 Shares.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,311,200
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,311,200

(c)	The transactions in the Shares by DAP since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
D.	BR Dialectic Capital
(a)	BR Dialectic Capital, as the investment manager to each of the Funds, may be deemed the beneficial owner of the (i) 292,000 Shares owned by Dialectic Capital Partners, (ii) 1,096,800 Shares owned by DOF and (iii) 1,311,200 Shares owned by DAP.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,700,000

(c)	BR Dialectic Capital has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares on behalf of each of the Funds since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
E.	Dialectic GP
(a)	Dialectic GP, as the general partner to each of the Funds, may be deemed the beneficial owner of the (i) 292,000 Shares owned by Dialectic Capital Partners, (ii) 1,096,800 Shares owned by DOF and (iii) 1,311,200 Shares owned by DAP.

Percentage: Approximately 6.6%

11

CUSIP NO. 22357R 10 3

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,700,000

(c)	Dialectic GP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares on behalf of each of the Funds since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
F.	Dialectic Capital
(a)	As of the close of business on April 19, 2017, Dialectic Capital does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Dialectic Capital has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transaction in the Shares on behalf of DAP prior to the Internal Restructuring is set forth in Schedule B and is incorporated herein by reference.
G.	Mr. Fichthorn
(a)	Mr. Fichthorn, as the Head of Alternative Investments for BR Dialectic Capital, may be deemed the beneficial owner of the (i) 292,000 Shares owned by Dialectic Capital Partners, (ii) 1,096,800 Shares owned by DOF and (iii) 1,311,200 Shares owned by DAP.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,700,000

(c)	Mr. Fichthorn has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares on behalf of each of the Funds since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

As of the close of business on April 19, 2017, the Reporting Persons collectively beneficially owned an aggregate of 2,700,000 Shares, constituting approximately 6.6% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

12

CUSIP NO. 22357R 10 3

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 20, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who remain Reporting Persons subsequent to this Amendment No. 4 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Dialectic Capital Partners, LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, BR Dialectic Capital Management, LLC, Dialectic Capital, LLC and John Fichthorn, dated April 20, 2017.
13

CUSIP NO. 22357R 10 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2017

Dialectic Capital Partners, LP

By:	BR Dialectic Capital Management, LLC, its investment manager

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Head of Alternative Investments

Dialectic Offshore, Ltd.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

Dialectic Antithesis Partners, LP

By:	BR Dialectic Capital Management, LLC, its investment manager

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Head of Alternative Investments

BR Dialectic Capital Management, LLC

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Head of Alternative Investments

Dialectic Capital, LLC

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

Dialectic Capital Management, LP

By:	Dialectic Capital, LLC, its General Partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

/s/ John Fichthorn
John Fichthorn

14

CUSIP NO. 22357R 10 3

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of the Transaction	Price Per Share($)	Securities Purchased/(Sold)	Date of Purchase / Sale

Dialectic Capital Partners, LP

Purchase of Common Stock	1.8647	22,000	04/19/2017

Dialectic Offshore, Ltd.

Purchase of Common Stock	1.8647	96,800	04/19/2017

DIALECTIC ANTITHESIS PARTNERS, LP

Sale of Common Stock	2.0300	(100)	04/03/2017
Purchase of Common Stock	1.8647	111,300	04/19/2017